Exhibit 99.1

SciSparc-Clearmind Medicine Collaboration Leads to Publication of

Application for Innovative Ketamine-Based Combination

TEL AVIV, Israel, Aug. 29, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that as part of its ongoing collaboration with Clearmind Medicine Inc. (“Clearmind”) (Nasdaq: CMND) (CSE: CMND) (FSE: CWY), a biotechnology company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated mental health problems, Clearmind has announced the publication of its patent application under the international Patent Cooperation Treaty, for innovative combinations of ketamine and N-acylethanolamines.

SciSparc and Clearmind, as part of their collaboration, research combination treatment comprised of SciSparc’s Palmitoylethanolamide (“PEA”) and Clearmind’s innovative psychedelic molecule, MEAI, for treating addictions, weight loss and mental health disorders. Furthermore, SciSparc and Clearmind are jointly exploring new treatments based on psychedelic molecules and PEA. To date, thirteen patents related to this collaboration have been filed with the U.S. Patent and Trademark Office and several other global patent offices.

The U.S. Food & Drug Administration (the “FDA”) gave its approval in 2019 for a ketamine derivative as a nasal spray medication, intended for two specific uses in adult patients: treating depression that has not responded to other treatments and alleviating depressive symptoms in those with major depressive disorder who are having suicidal thoughts or exhibiting suicidal behavior.

The approved treatment comes with strict usage guidelines. It must be administered only at certified medical facilities and used alongside an antidepressant medication. After receiving a dose, patients are required to remain at the facility for a two-hour observation period. This allows healthcare providers to monitor for any potentially serious side effects that may occur.

“SciSparc has always been focused on the development of unique and proprietary combinations with PEA, which our research shows can dramatically reduce the number of doses of various active ingredients while maintaining effectiveness and minimizing adverse effects. Ketamine was approved by the FDA for use under close supervision due to its accompanying side effects. Our innovative approach aims to deliver therapeutic benefits to a diverse group of patients with various conditions, while minimizing unwanted adverse effects. We believe this approach could improve treatment outcomes across a broad spectrum of medical needs,” said Oz Adler, Chief Executive Officer of SciSparc.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when discussing ongoing collaborative research, the prospective outcomes and effects of SciSparc’s collaborative research with Clearmind, and the belief that SciSparc’s approach to its research may improve treatment outcomes. Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055